Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 March 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Dealing in securities by a director of a major
             subsidiary of Sasol during March 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited Listings
Requirements, we hereby announce the following transaction in
securities of Sasol by a director of a major subsidiary of Sasol:

 Director   J A van der Westhuizen
 Subsidiary   Sasol Synfuels (Pty) Limited
 Date transaction effected   16 March 2010
 Option offer date   10 September 2003
 Option offer price   R89,50
 Exercise date   12 September 2003
 Exercise price   R87,75
 Number of shares   4500
 Class of shares   Ordinary no par value
 Nature of transaction   Purchase of shares pursuant to
                                   implementation of options
 Total value of purchase transaction R402 750,00
 Nature and extent of director's   Direct beneficial
 interest
 Clearance given in terms of   Yes
 paragraph 3.66

17 March 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2010

By: <u>/s/ N L Joubert</u>
      Name: Nereus Louis Joubert
      Title: Company Secretary